Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 169-A-I dated July 29, 2009

Term Sheet to
Product Supplement No. 169-A-I
Registration Statement No. 333-155535
Dated July 29, 2009; Rule 433

JPMorgan Chase & Co.

Structured Investments

JPMorgan Chase & Co.
$
Market Participation Quarterly Review Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due August 12, 2010

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the S&P GSCI™ Crude Oil Index Excess Return is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 15% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 15%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called, subject to the applicable Contingent Minimum Return and Maximum Return.
- Any payment at maturity is subject to the credit risk of JPMorgan Chase & Co.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is November 9, 2009.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 12, 2010[†].
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about July 31, 2009[††] and are expected to settle on or about August 5, 2009.

Key Terms

Index: The S&P GSCI™ Crude Oil Index Excess Return (the "Index"). The value of the S&P GSCI™ Crude Oil Index Excess Return is published each trading day under the Bloomberg ticker symbol "SPGCCLP". For more information on the Index, please see "Selected Purchase Considerations — Return Linked to the S&P GSCI™ Crude Oil Index Excess Return" in this term sheet.

Automatic Call: If the Index closing level on any Review Date, which we refer to as a Review Index Level, is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level: 100% of the Strike Level, for each Review Date.

Payment if Called: For every $1,000 principal amount note, you will receive one payment of $1,000 *plus* the call premium amount applicable to the Review Date on which the notes are automatically called. The call premium amount applicable to the Review Date is equal to the product of: (a) $1,000 and (b) the greater of (i) the applicable Contingent Minimum Return and (ii) the applicable Review Index Return, subject to the applicable Maximum Return. We refer to the applicable percentage under clause (b) as a call premium.
The Contingent Minimum Return and Maximum Return applicable to each Review Date will be determined on the pricing date and will not be less than the applicable percentage set forth below:

	Contingent Minimum Return	Maximum Return
First Review Date	at least 2.75%	at least 7.00%
Second Review Date	at least 5.50%	at least 14.00%
Third Review Date	at least 8.25%	at least 21.00%
Fourth Review Date	at least 11.00%	at least 28.00%

Payment at Maturity: If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 15% decline of the Index. If the Ending Index Level has declined by up to 15% from the Strike Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level declines below the Downside Strike Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Final Index Return})$$

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Strike Level by more than 15%.

Contingent Minimum Return: For each Review Date, a percentage to be determined on the pricing date, which will not be less than the applicable percentage set forth in the table above.

Maximum Return: For each Review Date, a fixed percentage that is greater than the applicable Contingent Minimum Return to be determined on the pricing date, which will not be less than the applicable percentage set forth in the table above. For example, assuming the Maximum Return for the first Review Date is 7.00%, if the Review Index Return on that Review Date is greater than or equal to 7.00%, the notes will be automatically called on that Review Date, the call premium will be limited to the applicable Maximum Return of 7.00%, and you will receive a single payment equal to $1,070 per $1,000 principal amount note on the payment date applicable to that Review Date.

Buffer Amount: 15%

Review Index Return: For each Review Date:

$$\frac{\text{Review Index Level} - \text{Strike Level}}{\text{Strike Level}}$$

Final Index Return:

$$\frac{\text{Ending Index Level} - \text{Downside Strike Level}}{\text{Downside Strike Level}}$$

Strike Level: An Index level to be determined on the pricing date in the sole discretion of the calculation agent. **The Strike Level may or may not be the regular official weekday closing level of the Index on the pricing date.** Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Review Index Level: For each Review Date, the Index closing level on that Review Date.

Ending Index Level: The Index closing level on the final Review Date.

Downside Strike Level: 85% of the Strike Level

Review Dates: November 9, 2009[†] (first Review Date), February 9, 2010[†] (second Review Date), May 10, 2010[†] (third Review Date) and August 9, 2010[†] (final Review Date).

Maturity Date: August 12, 2010[†]

CUSIP: 48123L5J9

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 169-A-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 169-A-I and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this term sheet.

[††] The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Selected Purchase Considerations — Capital Gains Tax Treatment."

Investing in the Market Participation Quarterly Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 169-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $15.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-48 of the accompanying product supplement no. 169-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are ***not*** *guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

July 29, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 169-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 169-A-I dated July 29, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 169-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 169-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002972/e36072_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column "Review Index Return/Final Index Return." The following table assumes a Call Level equal to a hypothetical Strike Level of 500 and a hypothetical Downside Strike Level of 425. The table assumes that the Contingent Minimum Return used to calculate the call premium amount applicable to the first, second, third and final Review Dates are 2.75%, 5.50%, 8.25% and 11.00%, respectively, and the Maximum Return are 7.00%, 14.00%, 21.00% and 28.00%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Review Index Return/ Final Index Return	Return on the Notes at First Review Date	Return on the Notes at Second Review Date	Return on the Notes at Third Review Date	Return on the Notes at Final Review Date
900.00	80.00%	7.00%	14.00%	21.00%	28.00%
850.00	70.00%	7.00%	14.00%	21.00%	28.00%
800.00	60.00%	7.00%	14.00%	21.00%	28.00%
750.00	50.00%	7.00%	14.00%	21.00%	28.00%
700.00	40.00%	7.00%	14.00%	21.00%	28.00%
650.00	30.00%	7.00%	14.00%	21.00%	28.00%
640.00	28.00%	7.00%	14.00%	21.00%	28.00%
605.00	21.00%	7.00%	14.00%	21.00%	21.00%
600.00	20.00%	7.00%	14.00%	20.00%	20.00%
570.00	14.00%	7.00%	14.00%	14.00%	14.00%
555.00	11.00%	7.00%	11.00%	11.00%	11.00%
550.00	10.00%	7.00%	10.00%	10.00%	11.00%
541.25	8.25%	7.00%	8.25%	8.25%	11.00%
535.00	7.00%	7.00%	7.00%	8.25%	11.00%
527.50	5.50%	5.50%	5.50%	8.25%	11.00%
525.00	5.00%	5.00%	5.50%	8.25%	11.00%
513.75	2.75%	2.75%	5.50%	8.25%	11.00%
505.00	1.00%	2.75%	5.50%	8.25%	11.00%
500.00	**0.00%**	**2.75%**	**5.50%**	**8.25%**	**11.00%**
475.00	-5.00%	N/A	N/A	N/A	**0.00%**
450.00	-10.00%	N/A	N/A	N/A	**0.00%**
425.00	-15.00%	N/A	N/A	N/A	**0.00%**
400.00	-20.00%	N/A	N/A	N/A	-5.88%
350.00	-30.00%	N/A	N/A	N/A	-17.65%
300.00	-40.00%	N/A	N/A	N/A	-29.41%
250.00	-50.00%	N/A	N/A	N/A	-41.18%
200.00	-60.00%	N/A	N/A	N/A	-52.94%
150.00	-70.00%	N/A	N/A	N/A	-64.71%
100.00	-80.00%	N/A	N/A	N/A	-76.47%
50.00	-90.00%	N/A	N/A	N/A	-88.247%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Strike Level of 500 to an Index closing level of 505 on the first Review Date. Because the Review Index Level on the first Review Date of 505 is greater than the Call Level of 500, the notes are automatically called, and since the Review Index Return of 1% does not exceed the Contingent Minimum Return for the first Review Date of 2.75%, the investor receives a single payment of $1,027.50 per $1,000 principal amount note.

Example 2: The level of the Index increases from the Strike Level of 500 to an Index closing level of 527.50 on the first Review Date. Because the Review Index Level on the first Review Date of 527.50 is greater than the Call Level of 500, the notes are automatically called, and since the Review Index Return of 5.50% exceeds the Contingent Minimum Return for the first Review Date of 2.75%, but does not exceed the Maximum Return for the first Review Date of 7%, the investor receives a single payment of $1,055 per $1,000 principal amount note (5.50% x $1,000).

Example 3: The level of the Index increases from the Strike Level of 500 to an Index closing level of 550 on the first Review Date. Because the Review Index Level on the first Review Date of 550 is greater than the Call Level of 500, the notes are automatically called, and since the Review Index Return of 10% exceeds the Maximum Return for the first Review Date of 7%, the investor receives a single payment of $1,070 per $1,000 principal amount note (7.00% x $1,000), the maximum payment for an automatic call on the first Review Date.

Example 4: The level of the Index decreases from the Strike Level of 500 to an Index closing level of 475 on the first Review Date, 450 on the second Review Date, 450 on the third Review Date and 425 on the final Review Date. Because (a) the Review Index Level on each of Review Dates (475, 450, 450 and 425) is less than the Call Level of 500 and (b) the Ending Index Level has not declined by more than 15% from the Strike Level, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 5: The level of the Index decreases from the Strike Level of 500 to an Index closing level of 475 on the first Review Date, 450 on the second Review Date, 425 on the third Review Date and 350 on the final Review Date. Because (a) the Review Index Level on each of the Review Dates (475, 450, 425 and 350) is less than the Call Level of 500 and (b) the Ending Index Level is more than 15% below the Strike Level and is below the Downside Strike Level of 425, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (350\text{-}425/425)] = \$823.53$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index closing level is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus (a) $1,000 times the greater of (i) the applicable Contingent Minimum Return* and (ii) the applicable Review Index Return, subject to the applicable Maximum Return**. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual Contingent Minimum Return applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 2.75%, 5.50%, 8.25% and 11.00%, respectively.
  **The actual Maximum Return applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 7.00%, 14.00%, 21.00% and 28.00%, respectively

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over one year, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not called and the Ending Index Level declines by no more than 15% as compared to the Strike Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 15%, for every 1% decline of the Ending Index Level below the Downside Strike Level, you will lose an amount equal to 1% of the principal amount of your notes.

- **RETURN LINKED TO THE S&P GSCI™ CRUDE OIL INDEX EXCESS RETURN** — The return on the notes is linked solely to the S&P GSCI™ Crude Oil Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor's, a division of the McGraw-Hill Companies. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (*i.e.*, physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Crude Oil Index Excess Return provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets. The S&P GSCI™ Crude Oil Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a "total return" index, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts. As presently constituted, the only contracts used to calculate the Index are the West Texas Intermediate ("WTI") crude oil futures contracts traded on the New York Mercantile Exchange ("NYMEX"). The Index also takes into account the trading volume of the Intercontinental Exchange WTI crude oil futures contracts. The WTI crude oil futures contracts included in the Index change each month because the contracts included in the Index at any given time are currently required to be the WTI crude oil futures contracts traded on the NYMEX with the closest expiration date (the "front-month contract"). The front-month contract expires each month on the third business day prior to the 25th calendar day of the month. The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the "next-month contract") each month. Assuming that markets are not disrupted or "limit up" or "limit down," the Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (*i.e.*, the ninth business day of the month) the next-month contract represents 100% of the Index. See "The GSCI Indices" in the accompanying product supplement no. 169-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 169-A-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell LLP, that it is reasonable to treat your notes as "open transactions" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 169-A-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, including the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 169-A-I dated July 29, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not called and the Ending Index Level declines by more than 15% compared to the Strike Level, you will lose 1% of your principal amount for every 1% decline in the Ending Index Level compared to the Downside Strike Level. Because the Downside Strike Level is equal to 85% of the Strike Level, under these circumstances, your loss will be subject to an effective downside leverage factor of 1.1765 and you will lose 1.1765% of your principal for every 1% decline in the Ending Index Level as compared to the Strike Level beyond the 15% buffer.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE APPLICABLE MAXIMUM RETURN** — If, on any Review Date, the Review Index Level is equal to or greater than the Strike Level the notes will be automatically called and, for each $1,000 principal amount note, you will receive at maturity $1,000 *plus* an additional amount that will not exceed a predetermined percentage of the principal amount for each Review Date, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as a Maximum Return, which will be set on the pricing date and will not be less than 7.00%, 14.00%, 21.00% and 28.00% for the first, second, third and final Review Dates, respectively.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity or upon an automatic call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts underlying the Index tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the level of the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in whbich current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. **We or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.** Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 169-A-I for more information.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts underlying the Index. The Index is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a trading day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive "roll yield." While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Index. The presence of contango in the commodity markets (*i.e.*, where the prices for the relevant futures contracts are higher in the distant delivery months than in nearby delivery months) could result in negative "roll yields," which could adversely affect the value of the Index and thus the value of notes linked to the Index.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on crude oil and non-crude oil commodities, the Index is comprised of contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors comprising the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

- **THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX, AND NOT A TOTAL RETURN INDEX** — The notes are linked to an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a "total return" index, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. **Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index and the underlying futures contracts;
    - the time to maturity of the notes;
    - the market price of the physical commodities upon which the futures contracts underlying the Index are based;
    - interest and yield rates in the market generally;
    - economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the Index or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the Index; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING** — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell LLP, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Selected Purchase Considerations — Capital Gains Tax Treatment" above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing level from January 2, 2004 through July 24, 2009. The Index closing level on July 28, 2009 was 505.7751. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

